                                                                                                       May 12, 2008

Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Post-effective amendments under Rule 485(a) to certain Form N-4 registration statements

Dear Ms. Samuel:

On May 1, 2008 and May 2, 2008, we filed post-effective amendments under Rule 485(a) to certain Form N-4 registration statements of
Prudential Annuities Life Assurance Corporation ("PALAC"), Pruco Life Insurance Company ("Pruco Life"), and Pruco Life Insurance
Company of New Jersey ("PLNJ") listed below.  The purpose of this letter is to make clear that we intend each of those filings to go effective 60 days after filing, under Rule 485(a).

The registration statements to which those filings related are:

o        PALAC's ASAP III (333-96577), Advisors Choice 2000 (333-08853), APEX II (333-71654), ASL II (333-71672), and XTra Credit SIX
         (333-71834).
o        Pruco Life's Prudential Premier Series annuities (333-130989 and 333-144639).
o        PLNJ's Prudential Premier Series annuities (333-131035 and 333-144657).

We appreciate your attention to these filings.

                                                              Sincerely,

                                                              C. Christopher Sprague